NexGen Energy Ltd. Closes A$1 Billion (C$950 Million) Global Equity Offering

Vancouver, BC, October 16, 2025 - NexGen Energy Ltd. (TSX: NXE) (NYSE: NXE) (ASX: NXG) ("NexGen" or the "Company") is pleased to announce it has closed its previously announced global equity offering for aggregate gross proceeds of approximately A$1 billion (C$950 million)1, consisting of:

  33,112,583 common shares of the Company ("North American Shares") sold on a bought deal basis through a syndicate of underwriters led by Merrill Lynch Canada Inc. (the "Lead Underwriter") and including Stifel Nicolaus Canada Inc., J.P. Morgan Securities Canada Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., and Canaccord Genuity Corp. (collectively, with the Lead Underwriter, the "Underwriters") at a price of C$12.08 per share for gross proceeds of approximately C$400 million (the "North American Offering"); and
  45,801,527 common shares of the Company (the "Australian Shares"), settled in the form of CHESS Depository Interests ("CDIs"), and placed with institutional investors on an underwritten basis by Aitken Mount Capital Partners Pty Ltd (ABN 39 169 972 436) (the "Australian Underwriter") acting as sole underwriter, joint lead manager and joint bookrunner, and Canaccord Genuity (Australia) Limited (ACN 075 071 466) acting as joint lead manager and joint bookrunner at a price of A$13.10 per CDI2 for gross proceeds of approximately A$600 million (the "Australian Offering" and together with the North American Offering, the "Offering").

The Company intends to use the net proceeds from the Offering to advance engineering of the Rook I Project, for Rook I pre-production capital costs and for general corporate purposes.

The CDIs, and underlying Australian Shares, were issued without disclosure under the Australian Corporations Act 2001 (Cth) (the "Australian Corporations Act") to "sophisticated investors" and "professional investors" (within the meaning of sub-sections 708(8) and 708(11) of the Australian Corporations Act) and investors in other jurisdictions that may lawfully participate. The CDIs and underlying Australian Shares have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from the registration requirements thereof.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the North American Shares, Australian Shares or CDIs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Farris LLP acted as legal counsel to the Company in relation to the Offering. Dorsey Whitney LLP and Allens acted as legal counsel to the Company in relation to the North American Offering and the Australian Offering, respectively. Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to the Underwriters in relation to the North American Offering. Gilbert + Tobin acted as legal counsel to the Australian Underwriter in relation to the Australian Offering.

1 The Australian Offering was conducted in Australian dollars at the Bloomberg exchange rate at the time of announcement as quoted on October 1, 2025 (C$1.00 = A$1.0850) (the "Exchange Rate").

2 Based on the Exchange Rate.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014 which is in development.

For additional information and media inquiries:

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

Travis McPherson
Chief Commercial Officer
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nxe-energy.ca

Monica Kras
Vice President, Corporate Development
NexGen Energy Ltd.
+44 (0) 7307 191933
mkras@nxe-energy.ca

Neither the TSX nor the NYSE has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the expected use of the net proceeds from the Offering. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 3, 2025 filed with the securities commissions of all of the provinces and territories of Canada and in NexGen's 40-F filed with the United States Securities  and Exchange Commission, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward- looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.